RECEIVED

JUL 02 2009

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

July 2, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: EquityPoint, LLC Fund I Series
Form 1-A, filed August 11, 2008
File No. 24-10220

Dear Ms. Reilly,

Please find attached a copy of the tax opinion letter along with the narrative and prior performance table. Let us know if this is sufficient for completion of the Form 1-A.

We appreciate your time. Please contact us with any questions or concerns. Our fax number is 951-602-6049.

Sincerely,

/s/ David Utley
Paralegal to Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS

Chang G. Park, CPA, Ph. D.
♦ 2667 CAMINO DEL RIO S. SUITE B ♦ SAN DIEGO ♦ CALIFORNIA 92108 ♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 764-5480 ♦
♦ E-MAIL changgpark@gmail.com ♦

RECEIVED
JUL 02 2009
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

EquityPoint, LLC Fund I Series
1800 Washington Ave.
Vincennes, IN 47591

I have read FORM 1-A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933 of EquityPoint, LLC Fund I series, a Delaware LLC located at 1800 Washington Ave., Vincennes, IN 47591.

In my opinion, the LLC can file a partnership return (Form 1065) in the case of multiple members by default. I consent to the filing of the opinion as an Exhibit to the Form 1-A and being named in the offering circular.

Very Truly Yours,

/s/ Chang G. Park

Chang G. Park, CPA

May 20, 2009
San Diego, California

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

agreement, any such series may have a separate business purpose or investment objective and/or limitation on liabilities of such series in accordance with the provisions of 6 Del. C. Section 18-215. Notice is hereby given pursuant to 6 Del. C. Section 18-215 that debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to a particular series of the LLC, shall be enforceable against the assets of such series only and not against the assets of the other series of the limited liability company..

The Company holds no real Suitability Standards in determining if investment in the securities offered in this Offering Statement are right for any particular investor.

Although the Company will require every investor to provide a subscription agreement to the Managers of the Company prior to their investment being accepted, the Company does not have any suitability standards for investors. The Company does reserve the right to reject subscription agreements if they feel that the individual investor may not be able to bear the risk of the investment. However, it is the sole responsibility of the individual investor to determine if they are able to bear the risks associated with purchasing the securities herein.

NARRATIVE SUMMARY OF OFFICERS' PRIOR PERFORMANCE

Home Investments was established in 2004 and participated in single family and multifamily residential housing investments. These were all non public, private transactions with no money raised other than that of the sponsors. Thirty properties located in the Midwest region were purchased at a total price of $1,800,630 including improvements. Of these 66% were resold for $1,687,275. While these investments represent similar objectives as the Companyno funds were used by outside investors. Major adverse business developments included properties not selling or renting as quickly as expected.

Primo Properties ("Primo") was established in 2007 and purchased one multifamily property and one commercial mixed use property in the Midwest region of which both are still owned by Primo. Total price including improvements is $567,000. These were both non public, private transactions with the only money raised other than that of the sponsors was three private investor loans totaling $40,000. While these investments represent similar objectives as the Company no funds were used by outside investors other than the aforementioned private money loans. Major adverse business developments included properties not selling or renting as quickly as expected and other improvements required to properties than originally anticipated.

Homework Home Services primarily has served as a property services and renovation contractor for the Primo and Home Investments and for other non related parties. Established in 2001, it continues to seek renovation opportunities.

The following tables represent the prior performance of the Registrant as discussed in the Narrative Summary.

Table I. Experience in Raising and Investing Funds

Home Investments LP Experience

No prior experience in raising and investing funds.

Primo Properties, LLC Experience

Dollar amount offered $40,000

Dollar amount raised   100%

Offering expenses   0

Percent used for investment   100%

Purpose   private loan @ 8% interest rate

Date offering began   01/01/2007

Length of offering   12 months

Homework Home Services, LLC Experience

No prior experience in raising and investing funds.

Table II. Compensation to Sponsor

Home Investments LP Compensation

No compensation was paid to sponsor in regards to any offering

Primo Properties, LLC Compensation

No compensation was paid to sponsor in regards to any offering

Homework Home Services, LLC Compensation

No compensation was paid to sponsor in regards to any offering

Table III. Operating Results of Prior Programs

Home Investments LP Prior Performance

	2006	2007	2008
Gross Revenues	$282,185	$511,719	$563,622
Less: Operating expenses	207,294	404,457	447,058
Interest expense	34,614	42,861	41,049
Net Income — GAAP Basis	40,277	64,401	75,515
Depreciation	7,800	9,459	10,799
Taxable Income	32,477	54,942	64,716
Cash generated from operations	40,277	64,401	75,515
Less: Cash distributions to investors	34,911	63,171	74,684
Cash generated (deficiency) after cash distributions	5,366	1,230	831

Primo Properties, LLC Prior Performance

	2006	2007	2008
Gross Revenues		$53,703	$104,317
Less: Operating expenses		27,543	57,895
Interest expense		10,956	38,417
Net Income — GAAP Basis		15,204	8,005
Depreciation		6,501	15,010
Taxable Income		8,703	(7,004)
Cash generated from operations		15,204	8,005
Less: Cash distributions to investors		13,659	7,099
Cash generated (deficiency) after cash distributions		1,545	906

Homework Home Services, LLC Prior Performance

	2006	2007	2008
Gross Revenues	$128,187	$91,964	$120,398
Less: Operating expenses	97,173	82,309	99,051
Interest expense	2,006	3,371	4,944
Net Income — GAAP Basis	29,018	6,284	16,403
Depreciation	8,070	13,072	20,599
Taxable Income	20,948	(6,788)	(4,196)
Cash generated from operations	29,018	6,284	16,403
Less: Cash distributions to investors	24,924	4,784	15,422
Cash generated (deficiency) after cash distributions	4,094	1,500	961

Table IV. Sale or Disposals of Properties

Home Investments LP Sales

Sales price	$1,687,275
Cash received net of closing costs	$ 498,860
Mortgage balance at time of sale	$1,152,763
Cost of properties	$1,188,415

Primo Properties, LLC Sales

No properties have been sold or disposed of.

Homework Home Services, LLC Sales

No properties have been sold or disposed of.

Table V. Acquisition of Properties

Home Investments LP Acquisitions

Purchase price	$1,222,700
Acquisition fee	$ 0
Other costs	$ 577,930
Total	$1,800,630

Primo Properties, LLC Acquisitions

Purchase price	$305,000
Acquisition fee	$ 0
Other costs	$262,000
Total	$567,000

Homework Home Services, LLC Acquisitions

No acquisitions.